UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metals USA, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591324 20 7
(CUSIP Number)

December 31, 2003
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☐            Rule 13d-1(c)
☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591324 20 7	13G	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

CUSIP NO. 591324 20 7	13G	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GLB Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

CUSIP NO. 591324 20 7	13G	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* OO; HC

CUSIP NO. 591324 20 7	13G	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* IN; HC

CUSIP NO. 591324 20 7	13G	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Wellington Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois limited partnership U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* PN; HC

CUSIP NO. 591324 20 7	13G	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Distressed and Credit Opportunity Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO; HC

CUSIP NO. 591324 20 7	13G	Page 8 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Kensington Global Strategies Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO; HC

CUSIP NO. 591324 20 7	13G	Page 9 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Credit Trading Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 591324 20 7	13G	Page 10 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Equity Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,668,141 shares of Common Stock Warrants to purchase 7,305 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above).

12.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 591324 20 7	13G	Page 11 of 16 Pages

Item 1(a)	Name of Issuer: METALS USA, INC.

1(b)	Address of Issuer’s Principal Executive Offices:

Three Riverway
Suite 600
Houston, Texas 77056

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

Citadel Limited Partnership
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

GLB Partners, L.P.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Delaware limited partnership

Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Delaware limited liability company

Kenneth Griffin
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
U.S. Citizen

Citadel Wellington Partners L.P.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Illinois limited partnership

Citadel Distressed and Credit Opportunity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

CUSIP NO. 591324 20 7	13G	Page 12 of 16 Pages

Citadel Kensington Global Strategies Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Bermuda company

Citadel Credit Trading Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

Citadel Equity Fund Ltd.
c/o Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
Cayman Islands company

2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2(e)	CUSIP Number:	591324 20 7

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP NO. 591324 20 7	13G	Page 13 of 16 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Item 4	Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL WELLINGTON PARTNERS L.P.
CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL CREDIT TRADING LTD.

CITADEL EQUITY FUND LTD.

(a)	Amount beneficially owned:

4,668,141 shares of Common Stock (1)

Warrants to purchase 7,305 shares of Common Stock (1)

(b)	Percent of Class:

Approximately 23.2% as of December 31, 2003 (based on 20,154,710 shares of Common Stock issued and outstanding as of October 24, 2003, plus the shares of Common Stock issuable upon the exercise of the Warrants referred to in item (a) above).

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

0

	(ii)	shared power to vote or to direct the vote:

See item (a) above.

	(iii)	sole power to dispose or to direct the disposition of:

0

	(iv)	shared power to dispose or to direct the disposition of:

CUSIP NO. 591324 20 7	13G	Page 14 of 16 Pages

See item (a) above.

(1)   Pursuant to the Issuer’s bankruptcy reorganization plan, effective October 31, 2002 (the “Plan”), certain debt and equity of the Issuer beneficially owned by the Reporting Persons was converted into the right to receive shares of common stock and warrants to purchase common stock.  The share and warrant numbers reported in the Reporting Persons’ Schedule 13G filed February 14, 2003 were based upon estimates included in the Plan.  This amendment reflects the final calculation of the number of shares of the Issuer’s common stock and warrants to purchase the Issuer’s common stock that the Reporting Persons received under the Plan and amends the estimates provided in the Schedule 13G filed February 14, 2003.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Item 2 above.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

CUSIP NO. 591324 20 7	13G	Page 15 of 16 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2004		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing Director and General Counsel

By:	Citadel Investment Group, L.L.C., its General Partner	CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing Director and General Counsel		its Portfolio Manager

GLB PARTNERS, L.P.		By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.		CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CUSIP NO. 591324 20 7	13G	Page 16 of 16 Pages

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.		CITADEL EQUITY FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel